UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *

                        Vitro Diagnostics, Inc. ("VODG")
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    928501303
                                    ---------
                                 (CUSIP Number)


    David J. Babiarz, Esq., Dufford & Brown, P.C., 1700 Broadway, Suite 1700
    ------------------------------------------------------------------------
                   Denver, Colorado 80290-1701, (303) 861-8013
                  --------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 11, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     928501303
         ------------------------

1    Name of Reporting Person

         World Wide Capital Investors, LLC ("WWC")

2    Check the Appropriate Box if a Member of a Group     a [ ]    b [ X ]



3    SEC USE ONLY
                  ----------------------------------------------------------

4    Source of Funds

              N/A

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)    [ ]



6    Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:

8    Shared Voting Power:               453,000

9    Sole Dispositive Power:

10   Shared Dispositive Power:          453,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  453,000

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13   Percent of Class Represented by Amount in Row (11):  4.91%

14   Type of Reporting Person

         OO

CUSIP No.     928501303
         ------------------------

1    Name of Reporting Person

     Kilyn Roth

2    Check the Appropriate Box if a Member of a Group     a [   ]     b [ X ]



3    SEC USE ONLY
                  --------------------------------------------------------------

4    Source of Funds

              N/A

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)    [ ]


6    Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:         289,000

8    Shared Voting Power:       453,000

9    Sole Dispositive Power:    289,000

10   Shared Dispositive Power:  453,000

11   Aggregate Amount Beneficially Owned by Each Reporting Person: 742,000

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13   Percent of Class Represented by Amount in Row (11):  8.05%

14   Type of Reporting Person

           IN

Item 1: SECURITY AND ISSUER

     This amended Schedule relates to the disposition of beneficial ownership of Common Stock, $.001 par value per share, of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 12635 E. Montview Blvd., Aurora, Colorado 80010.


Item 2: IDENTITY AND BACKGROUND

1.   World Wide Capital Investors, Inc.

     a. This Amendment to Schedule 13D is being filed by World Wide Capital Investors, LLC, a Colorado limited liability company ("WWC"), which is sometimes referred to in this Amendment as WWC or the Reporting Entity.

     b.   Address: 14261 Foothill Lane, Golden, CO 80401

     c. Principal Business: WWC was formed to acquire and hold a total of 2,370,000 shares of Common Stock of Vitro Diagnostics, Inc.

     d. During the past five years, the Reporting Entity has not been convicted in any criminal proceeding.

     e. During the past five years, the Reporting Entity has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

2.   Kilyn Roth

     a. This Amendment to Schedule 13D is also being filed by Kilyn Roth, who is sometimes referred to in this Amendment as the Reporting Person.

     b.   Address: 14261 Foothill Lane, Golden, CO 80401

     c.   Occupation: Manager of WWC.

     d. During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

     e. During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Citizenship: United States of America

Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

         N/A

Item 4:  PURPOSE OF TRANSACTION

     The transaction which is the subject of this Amendment is the liquidation of WWC. The LLC was initially formed for a limited duration and was required to be liquidated and dissolved in accordance with its governing document. The Reporting Person, Kilyn Roth, received shares in the liquidation as a member of the LLC.

     a. The Reporting Entity and Reporting Person anticipate distribution of the remaining shares held by WWC to the other members upon receipt of required documentation. Other than that, the Reporting Entity has no plans for the acquisition or disposition by any person of additional securities of the Company.

          Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs, the limitations of Rule 144 and/or the availability of other lawful means of disposition, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the shares, through one or more sales or acquiring additional shares.

     b-j. The Reporting Entity and Reporting Person have no plans of the type described in these sections of Item 4 of the Schedule.


Item 5:  INTEREST IN SECURITIES OF THE ISSUER

      a. As of the date of the filing of this Amendment No. 3, the Reporting Entity is deemed to beneficially own 453,000 shares of common stock of the Company, or 4.91% of the common stock outstanding as of the date of this Amendment. This is the stock remaining after initial distribution by the LLC, and is anticipated by the Reporting Entity to be distributed to the remaining members upon receipt of required documentation.

           As of the date of the filing of this Amendment No. 3, the Reporting Person is deemed to beneficially own 742,000 shares of common stock of the Company, or 8.05% of the common stock outstanding as of the date of this Amendment.

      b. The Reporting Entity has shared power to vote and dispose of the common stock owned by it. The power to vote and dispose of the shares is shared by the manager and anyone the members choose to substitute as a different manager.

           The Reporting Person has sole power to vote and dispose of 289,000 shares of common stock and shared power to vote and dispose of 453,000 shares of common stock. The Reporting Person shares the power to vote and dispose of the 453,000 shares of common stock with any other manager which the members may elect.

      c.   Effective  November  11,  2002,  the  Reporting  Entity  disposed  of
           1,917,000 shares of the Company. These shares were distributed to members of the Reporting Entity in liquidation and in accordance with the terms of the LLC's Operating Agreement.

           Effective November 11, 2002, the Reporting Person indirectly disposed of 1,917,000 shares of the Company in her capacity of manager of the LLC and acquired 289,000 shares of the Company as a member. The
           1,917,000 shares were disposed of and the 289,000 shares were acquired through the liquidation of the Reporting Entity and in accordance with the terms of the LLC's Operating Agreement.

      d.   Not applicable.

      e. On November 11, 2002, the Reporting Entity ceased to be the beneficial owner of more than five percent of the common stock of the Company.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Company entered into an Agreement for the Liquidation of Shares ("Agreement") with the Reporting Entity on June 19, 2002, whereby the Company agreed to distribute the shares to the members of the LLC without registration and without the benefit of a legal opinion which would ordinarily be required. The Company was willing to forego the requirement of a legal opinion in exchange for certain agreements by the Reporting Entity with regard to its registration rights. The Agreement was entered into solely for the purpose of dissolving the LLC.


Item 7: MATERIAL TO BE FILED AS EXHIBITS

     A.   Agreement for the Liquidation of Shares.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

World Wide Capital Investors, LLC


By: /s/ Kilyn Roth                           Date: December 11, 2002
------------------------------                     -----------------------------
Kilyn Roth, Manager


/s/ Kilyn Roth                               Date: December 11, 2002
------------------------------                     -----------------------------
Kilyn Roth, Individually

EXHIBIT A

                                AGREEMENT FOR THE
                              LIQUIDATION OF SHARES

     THIS AGREEMENT (the "Agreement") is made to be effective the nineteenth day of June 2002, by and between VITRO DIAGNOSTICS, INC., a Nevada corporation (the "Company") and WORLD WIDE CAPITAL INVESTORS, LLC, a Colorado limited liability company ("WWC" or the "LLC").

                                    RECITALS

     WHEREAS, on August 7, 2000, the Company and WWC entered into that certain Registration Rights Agreement ("Rights Agreement") pursuant to which the Company granted WWC certain rights with regard to an aggregate of 2,370,000 shares of the Company's common stock (the "Shares"); and

     WHEREAS, WWC has recently made a request of the Company to permit distribution of the Shares to the members of the LLC without registration and without the benefit of a legal opinion that would ordinarily be required; and

     WHEREAS, the Company is willing to forego the requirement of a legal opinion in connection with the proposed distribution of the Shares to the members of the LLC in exchange for certain agreements by WWC with regard to its registration rights; and

     WHEREAS, the parties wish to memorialize the terms and conditions of their agreement, as revised.

     NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

     1.1 Liquidation of Shares. The Company hereby acknowledges receipt of a request from WWC to cancel certificate number 10131 in the amount of 2,370,000 shares of the Company's common stock and to transfer the Shares to the members of the LLC pro rata in accordance with their interest in the LLC in order to liquidate and dissolve the LLC. Subject to the terms and conditions of this Agreement, the Company consents to liquidation of the Shares by WWC pro rata to its members solely for the purpose of dissolving the LLC.

     1.2 Delivery of Subscription Agreement. As a condition of the Company permitting liquidation of the Shares, and in order to insure compliance with applicable federal and state securities laws, WWC acknowledges that each member of the LLC will be required to execute a subscription agreement in the form attached hereto as Exhibit A and incorporated by reference. The Company has prepared the agreement and will assist the LLC in delivering the agreement to its members, it shall be the responsibility of WWC to insure that the agreements are timely executed and returned by the members.

     1.3 Information Regarding Members of the LLC. WWC has previously provided to the Company a list of the members of the LLC, together with their addresses and interest in the LLC. The Company shall rely on this information for purposes of delivering the subscription agreements and calculating the amount of shares to which each member is entitled. WWC, on behalf of itself and each of its members, hereby releases and agrees to indemnify the Company for any error or omission in calculating the number of shares to be received by each member, such calculation to be based solely on information provided by the LLC. The Company undertakes no responsibility for the accuracy of the information provided by WWC.

     1.4 Delivery of Shares. Upon receipt of an executed subscription agreement from each member of WWC, and a check in the amount of $20 made payable to "Securities Transfer Corporation," the Company shall issue to such member a certificate representing a pro rata amount of the Shares. Each certificate shall bear the restrictive legend required by Rule 144 of the Securities Act of 1933.

     1.5 Escheat of Shares. The Shares intended for members for WWC who do not submit a properly executed subscription agreement shall be held by the Company on behalf of each member until such shares would escheat to the State of Colorado under the laws of that State. Thereafter, the shares may be forfeited as required by that law. The Company agrees to notify WWC of the failure to receive executed documents from any member.

     1.6 Costs. The Company shall pay the costs of preparing this Agreement and the subscription agreement to be delivered to the members, but the LLC shall be responsible for the costs of any transfer taxes in connection with the transfer of the Shares, the costs of the transfer agent that are not reimbursed by the members and the fees and expenses of its legal counsel.

     2. Transfer of Registration Rights. In connection with the proposed liquidation of WWC, the Company hereby consents to the transfer of all rights originally granted to WWC under the Rights Agreement to its members pro rata in accordance with their membership interest therein; provided, however, that
Section 1.4 of the Rights Agreement is hereby amended to provide that "Initiating Holders" shall mean the holder of at least 1,580,000 shares, cumulatively, of registerable securities.

     3. Beneficiaries. The parties agree that the members of the LLC are entitled to the benefits of this Agreement, and that each is subject to the terms and conditions hereof, it being specifically understood that this Agreement is for the benefit of the members.

     4. Counterparts. This Agreement may be executed in counterparts, and all counterparts shall constitute one and the same document. Facsimile signatures shall be acceptable.


                            (Signature page follows)

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement, to be effective on the date first above written.

                                            COMPANY:

                                            VITRO DIAGNOSTICS, INC.


                                            By: /s/ James R. Musick
                                                --------------------------------
                                                James R. Musick, President



                                            WORLD WIDE CAPITAL INVESTORS, LLC


                                            By: /s/ Kilyn Roth
                                                --------------------------------
                                                Kilyn Roth, Manager